ING Life Insurance and Annuity Company
Variable Annuity Account C

Multiple Sponsored Retirement Options

**Supplement dated December 16, 2005 to the Contract Prospectus
and Contract Prospectus Summary, each dated April 29, 2005**

This supplement updates and amends certain information contained in the contract prospectus and contract prospectus summary dated April 29, 2005, as supplemented. Please read it carefully and keep it with your contract prospectus or contract prospectus summary for future reference.

Effective January 1, 2006, subject to state regulatory approval and the approval by your employer's plan, if applicable, the contract and certificate may be available as a Roth 401(k), as described in Tax Code section 402A, and we may set up accounts for you under the contract and certificate for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions. The following information is added to your contract prospectus and contract prospectus summary regarding Roth 401(k) accounts.

Purchase Payments. Contributions to Roth 401(k) accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), transfer, or rollover payments paid to us on your behalf, as permitted by the Tax Code. Pre-tax salary reduction contributions and after-tax Roth 401(k) salary reduction contributions are aggregated for purposes of applying Tax Code contribution limits under Tax Code sections 402(g)(1) and 415.

Maintenance Fee. We may deduct all or a portion of the maintenance fee applicable to the contract or certificate, if any, from a Roth 401(k) account.

Withdrawals. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 401(k) account only if you have:

a) Attained age 59 1/2;
b) Experienced a severance from employment;
c) Become disabled as defined in the Tax Code;
d) Died;
e) Experienced financial hardship as defined by the Tax Code; or
f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions). Withdrawals may be subject to tax penalties, as well as early withdrawal charges. See "Fees" in your contract prospectus.

Early Withdrawal Charges. Except as provided below, any early withdrawal charge under your contract or certificate applicable to a withdrawal of amounts attributable to a lump sum payment or an installment payment will apply in the same manner to a withdrawal of amounts attributable to the same type of contribution to a Roth 401(k) account.

Exclusion from Income Tax. A partial or full withdrawal of purchase payments made by salary reduction to a Roth 401(k) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 401(k) is one that meets the following requirements.

1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

   a) the first taxable year you made a designated Roth 401(k) contribution to any designated Roth 401(k) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

   b) if a rollover contribution was made from a designated Roth 401(k) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 401(k) contribution to such previously established account; and

2. The withdrawal occurs after you attain age 59 1/2, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

Rollovers or Transfers to another Plan. In order to be eligible for a direct rollover, withdrawals from a Roth 401(k) account must be eligible distributions as provided under your contract or certificate as well as under the Tax Code, including but not limited to Tax Code section 401(k). At the time of such eligible distribution, the distributee may elect, in the manner prescribed by us, to have all or a portion of such distribution paid directly as a rollover to:

a) Another designated Roth 401(k) account;
b) A designated Roth 403(b) account;
c) A Roth individual retirement account or annuity under Tax Code section 408A; or
d) Where the beneficiary is the surviving spouse, another Roth 401(k) account that accepts direct rollovers.

An eligible rollover distribution is any distribution of the Roth 401(k) account value on behalf of the distributee, other than:

a) Any distribution made as one of a series of substantially equal periodic payments (at least annually) made over the life or life expectancy of the distributee or for the joint lives or life expectancies of the distributee and his or her beneficiary or for a specified period of ten (10) years or more; or

b) Any distribution to the extent it is a required minimum distribution under the Tax Code.

If eligible, the distributee or your beneficiary may request a transfer of the Roth 401(k) account value to another Roth 401(k) custodial account or annuity. Eligible rollover distributions and transfers are subject to any applicable withdrawal charges. See "Fees" in the contract prospectus.

Loans. Loans are not available under contracts or certificates issued as a Roth 401(k).

Amendment. We reserve the right to amend the contract and certificate to include any future changes required to maintain the contract and certificate (and the Roth 401(k) account) as a designated Roth 401(k) annuity contract (or Roth 401(k) account) under the Tax Code, regulations, IRS rulings and requirements.
Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.

ING Life Insurance and Annuity Company
Variable Annuity Account C

Multiple Sponsored Retirement Options

**Supplement dated December 16, 2005 to the
Contract Prospectus dated April 29, 2005**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus dated April 29, 2005, as supplemented. Please read it carefully and keep it with your current Contract Prospectus.

The "Contract Phases" section on page 5 of the Contract Prospectus is amended as follows: STEP 1 under "I. The Accumulation Phase" is deleted and replaced with the following:

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.